

ANNUAL REPORT

DECEMBER 31, 2009


MANHATTAN
BRIDGE CAPITAL

192 Lexingtom Avenue, Suite 504, New York, NY 10016
MAIN OFFICE: **212-489-6800** • FAX: **212-779-2974**

NASDAQ:LOAN

Dear Valued Shareholders,

As the economic climate starts to regain momentum and strength, Manhattan Bridge Capital continues its growth pattern and is steadily meeting the growth expectations we have set for ourselves for 2010. The finance industry is in the process of resetting its standards, yet it is still lingering behind other industries in its recovery process.

This environment diverts a great number of excellent deals to us allowing us to carefully select the best opportunities. However, two adverse effects have developed as a consequence of the slower economic climate. First, our average loan term has increased to approximately 280 days from about 90 days, three years ago. This is due to longer refinancing periods as well as longer real estate resale turn around time. Longer average loan terms reduce our Internal Rate of Return (our IRR). Secondly, it has become complex and costly to leverage our capital through lines of credits from banks, private lenders and/or bonds. Although, we have managed to arrange lines of credit and loans against our portfolio, our success has been limited and at a higher cost than the industry standards, prior to the financial crisis.

Due to our diligent efforts we have succeeded in achieving a 100% no default rate on our loans, even during our nation's most difficult financial time in decades. We continue to focus on responsible underwriting and a long, thorough approval processes. We focus our efforts at increasing revenues and maximizing net earnings, while simultaneously, minimizing risks. I believe that we are well-positioned to maintain growth and to strengthen our presence in the New York commercial lending market with the ultimate goal of further enhancing our shareholders' value.

I would genuinely like to express my appreciation to you, our shareholders, for your interest and trust in our company.

Sincerely,



Assaf Ran
CEO and Chairman of the Board of Directors
Manhattan Bridge Capital, Inc.

<u>Business</u>

General

All references in this Annual Report to "Manhattan Bridge Capital" "the Company," "we," "us" and "our" refer to Manhattan Bridge Capital, Inc. a New York corporation founded in 1989 and its consolidated subsidiaries DAG Funding Solutions, Inc. ("DAG Funding"), formed under the laws of the State of New York and DAG Interactive, Inc. ("DAG Interactive") formed under the laws of Delaware in May 2007 and December 2005, respectively, unless the context otherwise requires.

The Company provides short term, secured, non–banking, commercial loans, to small businesses.

Products and services

• ***Manhattan Bridge Capital and DAG Funding.***

The Company offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2009 and 2008 the total amounts of $7,204,229 and $5,339,756, respectively, have been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $6,289,668 and $4,090,907, respectively. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2009, the Company is committed to an additional $1,822,000 in construction loans that can be drawn by the borrower when certain conditions are met.

Growth strategy

The immediate focus of our expansion plans is to increase the volume of our short-term, secured commercial loans to small businesses. As we gain experience in these operations we believe we will be able to do so. If we develop a successful track record in our lending operations, we will seek a warehouse line of credit from a commercial bank which, if obtained, will enable us to maintain higher outstanding loan balances to our customers.

Sales and Marketing

The Company offers its loans primarily through the Company's officers and independent loan brokers. Leads have been generated through a limited amount of newspaper advertising and direct mail. A principal source of new transactions has been repeat business from prior customers and their referral of new business.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. In addition, we are subject to laws and regulations imposing various requirements and restrictions, which among other things establish maximum interest rates, finance charges and charges we can impose for credit and our right to repossess and sell collateral.

We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

As a commercial lender, we face intense competition in our business from numerous bank and non-bank providers of commercial loans. Our competitors include bank and institutional commercial lenders in the mortgage lending businesses, such as lending institutions and non-depository institutions that are able to offer the same products and services. Some of these companies are substantially larger and have more resources than we do. In addition, such larger competitors may have a larger customer base, operational efficiencies and more versatile technology platforms than we do. Competitors will continue to increase pressures on both us and other companies in our industry. Industry competitors have continuously solicited our customers with varied loan programs and interest rate strategies. Management believes the competition has put, and will continue to put pressure on our pricing.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop.

Website access to Company's reports and governance documents

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on the Company's website at www.manhattanbridgecapital.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Copies of the Company's annual report are also available, on the Company's website. Charters of the Company's Audit Committee, Compensation Committee, and Nominating Committee, along with the Company's Code of Ethics, are available for viewing on the Company's website.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) including the following marks relating to our current business:

Manhattan Bridge Capital
DAG Funding Solutions
Nextyellow
Let the business do the walking
Where the business does the walking
Where the business calls you

The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

On December 31, 2005, DAG Interactive, our subsidiary, filed a patent application with the USPTO to secure rights to its software, which matches vendors with consumers using various networked medias. We cannot anticipate the length or the result of the patent application process and we cannot assure that a patent will be issued.

Employees

As of December 31, 2009, we employed a total of 3 people, including full-time and executive employees. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Properties

Our executive and principal operating office is located in New York, New York. We use this space for all of our operations. This space is occupied under a lease that expires June 30, 2011. The current monthly rent is $5,811 including electricity. We believe this facility is adequate to meet our requirements at our current level of business activity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

The Company offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2009 and 2008 the total amounts of $7,204,229 and $5,339,756, respectively, have been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $6,289,668 and $4,090,907, respectively. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees.

The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectable in the future.

At December 31, 2009, the Company was committed to an additional $1,822,000 in construction loans that can be drawn by the borrower when certain conditions are met.

On April 20, 2006, the Company sold its remaining directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company has recorded gains on this sale in the amount of $0 and $72,917 for the years ended December 31, 2009 and 2008, respectively.

Critical Accounting Policies and Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). On July 1, 2009, the Financial Accounting Standards Board ("FASB") released the authoritative version of its new Accounting Standards Codification ("ASC") as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, ASC significantly changes the way in which the accounting literature is organized. In the fourth quarter of fiscal year 2009, the Company adopted ASC to reference GAAP accounting standards in its consolidated financial statements. The adoption of ASC did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market conditions. Actual amounts could differ from those estimates.

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Interest income from short term commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on short term commercial loans is amortized over the term of the respective note.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and Notes thereto which begin on page 9 of this Annual Report, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of operations

Years ended December 31, 2009 and 2008

Total revenue

Total revenue for the year ended December 31, 2009 was $1,039,000 compared to $758,000 for the year ended December 31, 2008 an increase of $281,000 or 37.1%. The increase in revenue represents an increase in lending operations. In 2009, $840,000 of the Company's revenue represents interest income on the short term secured commercial loans that the Company offers to small businesses compared to $684,000 in 2008 and $199,000 represents origination fees on such loans compared to $74,000 in 2008. Loans are secured by collateral such as real estate, receivables, and marketable securities and generally are accompanied by personal guarantees from the principals of the businesses.

Web Development expenses

Web development expenses for the year ended December 31, 2008 were $74,000. These expenses are attributable to the amortization of nextyellow.com capitalized web development costs. There were no web development expenses during the year ended December 31, 2009 due to the fact that as of December 31, 2008 we decided that these web development costs were not recoverable and therefore wrote off the remaining unamortized balance as of that date.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2009 were $673,000 compared to $682,000 for the year ended December 31, 2008, a decrease of $9,000 or 1.3%. This decrease is primarily attributable to a decrease in stock based compensation expenses of approximately $65,000 in connection with non-cash compensation, mainly due to decline in the share price, a decline in the risk free interest rate and a decrease in number of options granted, a decrease in professional fees of approximately $36,000 mainly due to a decrease in legal expenses and accounting expenses and a decrease in investor relation expenses of approximately $10,000, offset by an increase in payroll expenses of approximately $106,000.

Other income (loss)

For the year ended December 31, 2009, we had other income of approximately $44,000 consisting mainly of dividend and interest income of approximately $24,000, settlement income of $15,000 with the former CEO of Shopila Corp and realized income on the sale of marketable securities of approximately $5,000. For the year ended December 31, 2008, we had other loss of approximately $589,000 consisting mainly of other-than-temporary declines in the market value of investments in marketable securities in the amount of $628,000 and a write-off of investments in marketable securities in the amount of $93,000, offset by dividend and interest income of approximately $74,000, a referral fee of $29,000, a $10,000 fee in connection with the sale of a listing of potential customers on the Nextyellow website and a realized gain on the maturity of annuity contract in the amount of approximately $18,000.

Income (loss) from continuing operations before income tax expense

Income from continuing operations before provision for income tax for the year ended December 31, 2009 was $410,000 compared to a loss from continuing operations before provision for income tax for the year ended December 31, 2008 of $588,000. This increase is primarily attributable to an increase in revenue and increase in other income (See other income (loss) factors noted above).

Income tax expense

In the year 2009 the Company made a provision of $174,000 for income tax expense. In the year 2008 the Company made a provision of $5,000 for income tax expense due to the utilization of prior years' net operating loss carry forwards.

Discontinued Operations

On April 20, 2006, the Company sold its remaining directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company recorded gains on this sale in the amount of $72,917 for the year ended December 31, 2008.

Liquidity and Capital Resources

At December 31, 2009, we had cash, cash equivalents and marketable securities of $1,112,000 and working capital of $7,332,000 compared to cash, cash equivalents and marketable securities of $1,384,000 and working capital of $6,663,000 at December 31, 2008. The decrease in cash and cash equivalents and marketable securities primarily reflects the making of short term commercial loans in the total amount of $7,204,000, offset by collections received from borrowers in the amount $6,290,000, an increase in income from operations of approximately $364,000 and an increase in the value of marketable securities in the amount of $143,000. The increase in working capital is primarily attributable to the net income of approximately $236,000, a long term loan in a prior year in the amount of $200,000 becoming due in the current year and an increase in the value of marketable securities of approximately $143,000, offset by an increase in income tax payable of approximately $151,000.

Net cash provided by operating activities was $486,000 for the year ended December 31, 2009 compared to $401,000 for the year ended December 31, 2008. The increase in net cash provided by operating activities primarily results from an improvement in collection of interest receivable during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Net cash used in investing activities was $661,000 for the year ended December 31, 2009, compared to $208,000 for the year ended December 31, 2008. Net cash used in investing activities consisted primarily of the issuance of the Company's short term commercial loans in the amount of $7,204,000, offset by collection of these loans in the amount of $6,290,000 and the proceeds from the sale of marketable securities in the amount of $253,000.

Net cash provided by financing activities for the year ended December 31, 2008 was $69,000. Net cash provided by financing activities for 2008 reflects the exercise of options in the amount of $78,000 by Mr. Ran our President and Chief Executive Officer, offset by purchase of treasury stock in the amount of $9,000. For the year ended December 31, 2009 cash used by financing activities was $1,500, for the purchase of treasury stock.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our ability to pay operating expenses. Our credit facilities are limited. As of December 31, 2009, our funds were invested in money markets fund, marketable securities and short term commercial loans.

Contractual Obligations

Contractual Obligations	Total	Less than Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	$---	$---	$---	$---	$---
Operating Lease Obligations	104,164	69,135	35,029	---	---
Total	$104,164	$69,135	$35,029	$---	$---

In addition, we have an employment agreement with Assaf Ran. The agreement called for an annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 13, 2008 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for an additional one year or until the Company has more significant operations (as defined by the Committee). On March 18, 2009 the compensation committee approved Mr. Ran's continuing the reduction of his annual salary to $100,000 for one year or until the Company has more significant operations (as defined by the Committee). In November 2009, the Compensation committee of the Board of Directors approved Mr. Ran a one-time bonus of $65,000 for the year 2009. Mr. Ran's annual base compensation was $92,000 and $56,000 during the years 2009 and 2008, respectively.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the operations for the next 12 months.

Recent Technical Accounting Pronouncements

In December 2007, the FASB simultaneously issued new accounting standards for business combinations under ASC 805, "Business Combinations" and ASC 810, "Consolidation Variable Interest Entities." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acquisitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards. In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standard also provides guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest. Both standards are effective for fiscal years and interim periods beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption is prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The adoption of these standards did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued three related new accounting standards all of which impact the accounting and disclosure related to certain financial instruments:

(i) ASC 820-10-65, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly.

(ii) ASC 320, "Recognition and Presentation of Other-Than-Temporary Impairments" amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

(iii) ASC 825 and ASC 270 "Interim Disclosures about Fair Value of Financial Instruments" amends these ASC's required disclosures about the fair value of financial instruments on an interim basis in addition to the annual disclosure requirements.

All three ASCs are required to be adopted for interim periods ending after June 15, 2009. The adoption of these standards had no material effect on the Company's consolidated results of operations, financial position or liquidity.

In May 2009, the FASB issued new accounting standards for Subsequent Events under ASC 855, "Subsequent Events". ASC 855-10-05 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events"). More specifically, ASC 855-10-05 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. ASC 855-10-05 provides largely the same guidance on subsequent events which previously existed only in auditing literature. The disclosure is required in financial statements for interim and annual periods ending after June 15, 2009. The Company has performed an evaluation of subsequent events through March 16, 2010, which is the day the financial statements were issued.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" under ASC 105. ASC 105 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The adoption of this new standard did not have a material effect on the Company's disclosures of the consolidated financial statements.

In August 2009, the FASB issued an update to ASC 820. This Accounting Standards Update ("ASU") No. 2009-5, Measuring Liabilities at Fair Value ("ASU 2009-5") amends the provisions in ASC 820 related to the fair value measurement of liabilities and clarifies for circumstances in which a quoted price in an active market for the identical liability is not available. ASU 2009-5 is intended to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. ASU 2009-5 is effective for the Company in the first quarter of fiscal year 2010. ASU 2009-5 concerns disclosure only.

The Company believes that the adoption of ASU 2009-5 will not have a material effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we may acquire; (ii) the success of new operations which we have commenced and of our new business strategy; (iii) our limited operating history in our new business; (iv) potential fluctuations in our quarterly operating results; and (v) challenges facing us relating to our growth. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 and 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 707,449	$ 884,296
Investment in marketable securities	404,268	499,207
Total cash and cash equivalents and investment in marketable securities at fair value	1,111,717	1,383,503
Short term loans	6,476,621	5,362,060
Interest receivable on short term loans	60,207	79,674
Due from purchaser	---	23,881
Other current assets	26,568	8,813
Total current assets	7,675,113	6,857,931
Long term loans	---	200,000
Property and equipment, net	5,458	9,421
Security deposit	17,515	17,515
Investment in privately held company, at cost	100,000	100,000
Total assets	$ 7,798,086	$ 7,184,867
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 77,768	$ 130,375
Deferred origination fees	102,751	53,106
Income taxes payable	162,182	11,104
Total liabilities, all current	342,701	194,585
Commitments and contingencies		
Shareholders' equity:		
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	---	---
Common shares - $.001 par value; 25,000,000 authorized; 3,405,190 issued; 3,324,459 and 3,325,760 outstanding at December 31, 2009 and 2008, respectively	3,405	3,405
Additional paid-in capital	9,476,762	9,399,861
Treasury stock, at cost- 80,731 and 79,430 common shares at December 31, 2009 and 2008, respectively	(241,400)	(239,944)
Accumulated other comprehensive income (loss)	123,823	(30,088)
Accumulated deficit	(1,907,205)	(2,142,952)
Total shareholders' equity	7,455,385	6,990,282
Total liabilities and shareholders' equity	$ 7,798,086	$ 7,184,867

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Interest income from short and long term loans	$ 839,802	$ 684,012
Origination fees	199,023	73,517
Subscription revenues, net	---	137
Total Revenue	1,038,825	757,666
Operating costs and expenses:		
Web development expenses	---	74,015
General and administrative expenses	673,221	682,455
Total operating costs and expenses	673,221	756,470
Income from operations	365,604	1,196
Interest and dividend income	24,210	73,976
Realized net (loss) gain on marketable securities	(5,940)	18,122
Realized gain on marketable securities that were previously marked down	10,653	---
Write-off of investment in marketable securities	---	(92,619)
Other than temporary decline in the market value of marketable securities	---	(627,777)
Other income	15,000	39,000
Total other income (loss)	43,923	(589,298)
Income (loss) from continuing operations before income tax expense	409,527	(588,102)
Income tax expense	(173,780)	(4,674)
Income (loss) from continuing operations	235,747	(592,776)
Discontinued Operations:		
Gain on the sale of the Directories business (net of tax effect of 0 in 2008)	---	72,917
Income from discontinued operations	---	72,917
Net income (loss)	235,747	(519,859)
Basic net income (loss) per common share		
Continuing operations	$0.07	$(0.18)
Discontinued operations	---	0.02
Net income (loss) per common share-Basic	$0.07	$(0.16)
Diluted net income (loss) per common share outstanding:		
Continuing operations	$0.07	$(0.18)
Discontinued operations	---	0.02
Net income (loss) per common share- Diluted	$0.07	$(0.16)
Weighted average number of common shares outstanding		
-- Basic	3,325,566	3,247,409
-- diluted	3,330,315	3,247,409

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost			
Balance, January 1, 2008	**3,305,190**	**$3,305**	**$9,180,235**	**68,730**	**$(231,113)**	**$(441,272)**	**$(1,623,093)**	**$6, 888,062**
Issuance of common stock from exercise of options	100,000	100	77,900					78,000
Non cash compensation			141,726					141,726
Treasury Shares				10,700	(8,831)			(8,831)
Unrealized loss on preferred stocks and other marketable securities						(216,593)		(216,593)
Other than temporary decline in the market value of other marketable securities						627,777		627,777
Net loss for the year ended December 31, 2008							(519,859)	(519,859)
Total comprehensive loss								(108,675)
Balance, December 31, 2008	**3,405,190**	**3,405**	**9,399,861**	**79,430**	**(239,944)**	**(30,088)**	**(2,142,952)**	**6,990,282**
Non cash compensation			76,901					76,901
Treasury Shares				1,301	(1,456)			(1,456)
Unrealized gain on preferred stocks and other marketable securities						153,911		153,911
Net income for the year ended December 31, 2009							235,747	235,747
Total comprehensive income								389,658
Balance, December 31, 2009	**3,405,190**	**$3,405**	**$9,476,762**	**80,731**	**$(241,400)**	**$123,823**	**$(1,907,205)**	**$7,455,385**

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 235,747	$ (519,859)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -		
Gain on sale of Directories business	---	(72,917)
Depreciation	3.963	4,840
Amortization of web development costs	---	74,015
Non cash compensation expense	76,901	141,726
Realized gain on marketable securities that were previously marked down	(10,653)	---
Write-off of investment in marketable securities	---	92,619
Other than temporary decline in the market value of marketable securities	---	627,777
Realized loss (gain) on sale of marketable securities, net	5,940	(18,122)
Changes in operating assets and liabilities:		
Interest receivable on short and long term commercial loans	19,467	(38,490)
Other current and non current assets	(17,755)	8,270
Accounts payable and accrued expenses	(52,607)	6,489
Deferred origination fees	49,645	48,509
Due from purchasers	23,881	35,000
Income taxes payable	151,078	11,104
Net cash provided by operating activities	485,607	400,961
Cash flows from investing activities:		
Proceeds from sale of marketable securities	253,563	---
Redemption of insurance annuity contract	---	944,069
Investment in auction rate securities	---	(1,175,000)
Proceeds from sale of auction rate securities	---	1,175,000
Short term commercial loans made	(7,204,229)	(5,339,756)
Collections received from short term commercial loans	6,289,668	4,090,907
Cash received on sale of the Directories business	---	97,222
Net cash used in investing activities	(660,998)	(207,558)
Cash flows from financing activities:		
Proceeds from exercise of options	---	78,000
Purchase of treasury stock	(1,456)	(8,831)
Net cash (used in) provided by financing activities	(1,456)	69,169
Net (decrease) increase in cash and cash equivalents	(176,847)	262,572
Cash and cash equivalents, beginning of year	884,296	621,724
Cash and cash equivalents, end of year	$707,449	$884,296
Supplemental Cash Flow Information:		
Taxes paid during the year	$30,753	$11,599
Interest paid during the year	$1,234	$4,692

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. The Company

Manhattan Bridge Capital, Inc. and subsidiaries (the "Company"), was incorporated in New York in 1989. The Company provides short term secured non–banking commercial loans, to small businesses.

In addition, our subsidiary DAG Interactive, Inc. ("DAG Interactive") has developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages.

DAG Interactive is currently inactive and the roll-out and full scale marketing of Nextyellow continues to await new funding for this operation, preferably at the subsidiary level, or reaching agreement with a marketing partner.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Manhattan Bridge Capital, Inc., its wholly-owned subsidiary DAG Funding Solutions, Inc.("DAG Funding") and its 80% owned subsidiary, DAG Interactive. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). On July 1, 2009, the Financial Accounting Standards Board ("FASB") released the authoritative version of its new Accounting Standards Codification ("ASC") as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, ASC significantly changes the way in which the accounting literature is organized. In the fourth quarter of fiscal year 2009, the Company adopted ASC to reference GAAP accounting standards in its consolidated financial statements. The adoption of ASC did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. Additionally, the Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary, if any, are recorded as charges in the Consolidated Statements of Operations. The Company did not record an impairment loss on marketable securities for the year ended December 31, 2009. For the year ended December 31, 2008 the Company recorded an impairment loss of $627,777.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains cash and cash equivalents with various major financial institutions. t December 31, 2009, approximately $700,000 in cash was held with one financial institution.

Credit risks associated with short and long term commercial loans, and related interest receivable, the Company makes to small businesses are described in Note 4 entitled Short Term Commercial Loans.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Impairment of long- lived assets

The Company continually monitors events or changes in circumstances that could indicate carrying amounts of long lived assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. There was no impairment to the carrying value of property and equipment during the year ended December 31, 2009.

Income Taxes

The Company accounts for income taxes under the provisions of FASB ASC 740, "Income Taxes". Under the provisions of FASB ASC 740, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Interest income from short term commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on short term commercial loans is amortized over the term of the respective note.

Web Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the software in accordance with ASC 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs related to design or maintenance of internal-use software are expensed as incurred. The Company was amortizing the capitalized web development costs of approximately $148,000, over an estimated useful life of 3 years. As of December 31, 2008 the Company decided that there is no value to the web development costs and, accordingly, wrote-off the remaining balance as amortization expense. Amortization expense for the years ended December 31, 2009 and 2008 were approximately $0 and $74,000, respectively.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with ASC 260 "Earnings Per Share". Under ASC 260, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The numerator in calculating both basic and diluted income per common share for each year is the reported net income. The denominator is based on the following weighted average number of common shares:

	Years ended December 31,	
	2009	2008
Basic weighted average common shares outstanding	3,325,566	3,247,409
Incremental shares for assumed exercise of options	4,749	----
Diluted weighted average common shares outstanding	3,330,315	3,247,409

694,251 and 615,000 stock options were not included in the diluted earnings per share calculation for the years ended December 31, 2009 and 2008, respectively, as their effect would have been anti-dilutive.

Stock-Based Compensation

The Company measures and recognizes compensation awards for all stock option grants made to employees and directors, based on their fair value in accordance with ASC 718 "Compensation- Stock Compensation", which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50, "Equity Based Payment to Non-Employees". All transactions with non-employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

Fair Value of Financial Instruments

For cash and cash equivalents and account payable as well as short term interest bearing commercial loans held by the Company, the carrying amount approximates fair value due to the short-term nature of such instruments.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2009 and March 16, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Other Comprehensive Loss

Other comprehensive income (loss) consists of the Company's net income (loss) and net unrealized income (losses) on marketable securities. The Company's comprehensive income for the year ended December 31, 2009 amounted to $389,658. For the year ended December 31, 2008 the Company's comprehensive loss amounted to ($108,675).

Recent Accounting Pronouncements

In December 2007, the FASB simultaneously issued new accounting standards for business combinations under ASC 805, "Business Combinations" and ASC 810, "Consolidation Variable Interest Entities." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acquisitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards.

In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standards also provide guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest.

Both standards are effective for fiscal years and interim periods beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption was prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The adoption of these standards did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued three related new accounting standards all of which impact the accounting and disclosure related to certain financial instruments:

(i) ASC 820-10-65, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly.

(ii) ASC 320, "Recognition and Presentation of Other-Than-Temporary Impairments" amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

(iii) ASC 825 and ASC 270 "Interim Disclosures about Fair Value of Financial Instruments" amends these ASC's required disclosures about the fair value of financial instruments on an interim basis in addition to the annual disclosure requirements.

All three ASCs are required to be adopted for interim periods ending after June 15, 2009. The adoption of these standards had no material effect on the Company's consolidated results of operations, financial position or liquidity.

In May 2009, the FASB issued new accounting standards for Subsequent Events under ASC 855, "Subsequent Events". ASC 855-10-05 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events"). More specifically, ASC 855-10-05 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. ASC 855-10-05 provides largely the same guidance on subsequent events which previously existed only in auditing literature. The disclosure is required in financial statements for interim and annual periods ending after June 15, 2009. The Company has performed an evaluation of subsequent events through March 16, 2010, which is the day the financial statements were issued.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" under ASC 105. ASC 105 establishes the FASB Standards Accounting Codification as the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts..The adoption of this new standard did not have a material effect on the Company's disclosures of the consolidated financial statements.

In August 2009, the FASB issued an update to ASC 820. This Accounting Standards Update ("ASU") No. 2009-5, Measuring Liabilities at Fair Value ("ASU 2009-5") amends the provisions in ASC 820 related to the fair value measurement of liabilities and clarifies for circumstances in which a quoted price in an active market for the identical liability is not available. ASU 2009-5 is intended to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. ASU 2009-5 is effective for the Company in the first quarter of fiscal year 2010. ASU 2009-5 concerns disclosure only. The Company believes that the adoption of ASU 2009-5 will not have a material effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Marketable Securities

Effective January 1, 2008, the Company adopted the ASC 820, Fair Value Measurements, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets.

Level 2—Observable inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash equivalents and investment instruments are classified within Level 1 or Level 2 of the fair value hierarchy. The Company's Level 1 investments are valued using quoted market prices in active markets. The Company's Level 2 investments are valued using broker or dealer quotations for similar assets and liabilities. As of December 31, 2009 and 2008 the Company's Level 1 investments consisted of cash, money market accounts and marketable securities in the amount of approximately $1,112,000 and $1,384,000, respectively, and were recorded as cash and cash equivalents and marketable securities in the Company's consolidated balance sheets.

The Company's marketable securities consist of the following:

As of 12/31/2009	Fair Value	Cost	Holding Gains (Losses)
Investment in Marketable Securities	$404,268	$280,445	$123,823

As of 12/31/2008	Fair Value	Cost	Holding Gains (Losses)
Investment in Marketable Securities	$499,207	$1,157,072	$(657,865)
Other than temporary decline in the market value of marketable securities	---	(627,777)	(627,777)
Total	$499,207	$529,295	$ (30,088)

At December 31, 2008 the Company wrote-off its investment in a marketable security in the amount of $92,619, as a result of the bankruptcy filing of the related issuer. In addition, at December 31, 2008 the Company concluded that certain other investments in marketable securities were other-than-temporarily impaired based on the severity of the declines in the market value, and therefore the Company recognized a non-cash impairment charge of $627,777, for the year 2008.

4. Short Term Commercial Loans

The Company offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2009 and 2008 the total amounts of $7,204,229 and $5,339,756, respectively, have been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $6,289,668 and $4,090,907, respectively. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also used to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

One of the loans in the Company's portfolio at December 31, 2009, was jointly funded by the Company and an unrelated entity during the year ended December 31, 2009, for an aggregate loan of $650,000. The accompanying balance sheet includes the Company's portion of the loan in the amount of $325,000.

At December 31, 2009, the Company was committed to an additional $1,822,000 in construction loans that can be drawn by the borrower when certain conditions are met.

At December 31, 2009, approximately $671,000 of the loans outstanding are due from one entity, which represents more than 10% of the total balance of the loans outstanding. The majority of the loans are secured by commercial real estate located in the New York metropolitan area. The remaining loans are also principally secured by real estate located in the New York metropolitan area. At December 31, 2009 one individual has a fifty percent interest in each of four of the Company's outstanding loans in the aggregate amount of $1,245,000.

At December 31, 2008, approximately $2,597,000 of the loans outstanding are due from four different entities, each one of which represents more than 10% of the total balance of the loans outstanding. The majority of the loans are secured by commercial real estate located in the New York metropolitan area. The remaining loans are also principally secured by real estate located in the New York metropolitan area.

5. Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31	
	2009	2008
Office equipment	$ 20,744	$ 20,744
Less: Accumulated depreciation	(15,286)	(11,323)
Property and equipment, net	$ 5,458	$ 9,421

Depreciation expense was $3,963 and $4,840 for the years ended December 31, 2009 and 2008, respectively.

6. Lines of Credit

The Company established a line of credit with Smith Barney. The line of credit provides for maximum borrowings in the amount of up to 50% of the value of the Company's marketable securities held by Smith Barney. This line bears interest at the prime rate minus .75%. During the year 2009 the Company used approximately $157,000 from its line, which was paid during the fourth quarter of 2009. During the year 2008 the Company used approximately $96,000 from its line, which was paid during the second quarter of 2008.

In addition in 2009 the Company established a line of credit with Park Avenue Bank. The line of credit provides for maximum borrowings in the amount of up to $300,000, the line bears fixed interest at the rate of 9%. During the year 2009 the company used approximately $262,000 from this line which was paid by the end of 2009.

7. Income Taxes

Income tax expense (benefit) consists of the following:

	2009	2008
Current Taxes:		
Federal	$131,300	$86,221
State	42,480	15,215
	173,780	101,436
Deferred taxes:		
Federal	---	(76,500)
State	---	(20,262)
	---	(96,762)
Income tax expense	$173,780	$ 4,674

Deferred tax assets consist of the following:

	2009	2008
Deferred tax assets:		
Unrealized loss on marketable securities (*)	$122,009	$197,210
Realized losses on marketable securities (*)	48,186	---
Compensation expenses	34,605	63,777
Deferred tax assets	204,800	260,987
Less: valuation allowance	$(204,800)	$(260,987)
	---	---

(*) Unrealized losses on marketable securities are not deductible for federal and state income tax purposes unless the underlying security giving rise to the loss is actually sold or has no market, at which time the resulting loss is only deductible to the extent of capital gains, if any.

The income tax expense (benefit) differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	**2009**	**2008**
Federal Statutory Rate	34%	(34%)
State income taxes (benefit), net of federal tax effect	11%	(11%)
Valuation allowance	---	45%
State and local franchise taxes	---	1%
Other	(3%)	---
Income tax expense (benefit)	42%	1%

The 2008 income tax expense includes the utilization of the Company's remaining 2007 net operating loss carry forward in the amount of approximately $225,000, for which a deferred tax benefit was not previously recorded.

The Company continues to reflect interest and penalties, if any, in its income tax liability. As of December 31, 2009, the Company did not have any accrued interest or penalties.

The Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years prior to 2004, as these tax years are closed.

8. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,500), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,500). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For the years ended December 31, 2009 and 2008 the Company contributed $2,748 and $1,687, respectively, as matching contributions to the IRA Plan.

9. Stock Option Plan

On June 23, 2009 the Company adopted the 2009 Stock Option Plan (the "Plan") and replaced the 1999 Stock Option Plan as amended (the "Prior Plan"), which expired in May of 2009. Options granted under the Prior Plan remain outstanding until expired, exercised or cancelled.

The purpose of the Plan is to align the interests of officers, other key employees, consultants and non-employee directors of the Company and its subsidiaries with those of the stockholders of the Company, to afford an incentive to such officers, employees, consultants and directors to continue as such, to increase their efforts on behalf of the Company and to promote the success of the Company's business. The availability of additional shares will enhance the Company's ability to achieve these goals. The basis of participation in the Plan is upon discretionary grants of the Board. The Board may at any time, and from time to time, suspend or terminate the Plan in whole or in part or amend it from time to time.

The maximum number of Common Shares reserved for the grant of awards under the Plan is 200,000, subject to adjustment as provided in Section 9 of the Plan. As of December 31, 2009. 28,000 options were granted and 172,000 is available for grant under the 2009 stock option plan.

The exercise price of options granted under the Company's stock option plan may not be less than the fair market value on the date of grant. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to five years from the grant date.

Share based compensation expense recognized under ASC 718 for the years ended December 31, 2009 and 2008 were $76,901 and $141,726, respectively.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2009 and 2008, respectively: (1) expected life of 5 years; (2) No annual dividend yield; (3) expected volatility 62% to 70%; (4) risk free interest rate of 1.5% to 5.1%.

The following summarizes stock option activity for the years ended December 31, 2009 and 2008:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	610,000	2.64		
Granted in 2008	196,000	0.87		
Exercised in 2008	(100,000)	0.78		
Forfeited in 2008	(91,000)	2.09		
Outstanding at December 31, 2008	615,000	$2.51	2.29	$741,474
Granted in 2009	175,000	0.77		
Exercised in 2009	---	---		
Forfeited in 2009	(91,000)	4.04		
Outstanding at December 31, 2009	699,000	$1.87	2.30	$624,353
Vested and exercisable at December 31, 2008	536,000	$2.69	2.05	$689,659
Vested and exercisable at December 31, 2009	576,333	$2.10	1.94	$576,413

The weighted-average fair value of each option granted during the year ended December 31, 2009 and 2008, estimated as of the grant date using the Black-Scholes option-pricing model, was $0.37 per option and $0.43 per option, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2009 and 2008, and changes during the years then ended is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at January 1, 2008	125,334	$2.04	3.60
Granted	196,000	0.87	4.66
Vested	(242,334)	1.35	3.86
Nonvested shares at December 31, 2008	79,000	$1.25	3.87
Granted	175,000	0.77	4.29
Vested	(131,333)	1.01	3.72
Nonvested shares at December 31, 2009	122,667	$0.82	3.98

The following table summarizes information about stock options outstanding at December 31, 2009:

	Stock Option Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 0.60- $ 1.00	201,000	$0.78	4.18	104,667	$0.81
$ 1.01- $ 2.00	187,000	1.44	2.57	161,667	1.50
$ 2.01- $ 3.00	220,000	2.29	1.16	219,000	2.29
$ 3.01- $ 4.00	21,000	3.09	0.50	21,000	3.09
$ 4.01- $ 5.00	70,000	4.47	0.25	70,000	4.47
	699,000	$1.87	2.30	576,333	$2.10

10. Shareholders' Equity

In May 2008, the Board of Directors of the Company authorized a stock repurchase program. The program authorized the Company to purchase up to 150,000 common shares of the Company within the next year. As of December 31, 2009, the Company has purchased 10,700 common shares, from this repurchase program, at an aggregate cost of approximately $9,000.

In October 2009, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 100,000 common shares of the Company within the next year. As of December 31, 2009, the Company has purchased 1,301 common shares, from this repurchase program, at an aggregate cost of approximately $1,400.

In November of 2008 100,000 options were exercised by the Company's Chief Executive Officer for the aggregate amount of $78,000.

11. Discontinued Operations

On April 20, 2006, the Company sold its two remaining Directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each, bearing interest at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company has recorded gains on this sale in the amount of $0 and $72,917 for the years ended December 31, 2009 and 2008, respectively.

12. Commitments and Contingencies

Operating Leases

On June 12, 2006, we entered into a new Lease Agreement dated as of June 9, 2006 (the "Agreement"). In accordance with the Agreement, we are leasing the Premises for a term of 5 years commencing July 1, 2006 and ending on June 30, 2011. At December 31, 2009, approximate future minimum rental and utilities payments under these commitments are as follows:

2010	69,000
2011	35,000
Total	$ 104,000

Rent expense was approximately $62,000 and $55,000 in 2009 and 2008, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 13, 2008 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for an additional one year or until the Company has more significant operations (as defined by the Committee). On March 18, 2009 the compensation committee approved Mr. Ran's continuing the reduction of his annual salary to $100,000 for one year or until the Company has more significant operations (as defined by the Committee). In November 2009, the Compensation committee of the Board of Directors approved Mr. Ran a one-time bonus of $65,000 for the year 2009. Mr. Ran's annual base compensation was $92,000 and $56,000 during the years 2009 and 2008, respectively.

13. Related Parties Transactions

DAG Interactive Inc, our subsidiary is being held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

General and administrative expenses include approximately $6,150 of software maintenance fees incurred for the year ended December 31, 2008, under an agreement with Ocean-7. Accounts payable and accrued expenses at December 31, 2009 and 2008 include approximately $30,000 due to Ocean-7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Manhattan Bridge Capital, Inc.

We have audited the accompanying consolidated balance sheets of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

New York, New York
March 16, 2010

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Inbar Evron-Yogev
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
Manhattan Bridge Capital, Inc.

Michael J. Jackson (1) (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Mark Alhadef
President
Ocean-7 Development, Inc.

Lyron Bentovim (2)
Chief Financial Officer and Chief Operating Officer
Sunrise Telecom, Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
6201 15 Avenue
Brooklyn, NY 11219
Phone: 718-921-8263

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, June 21, 2010, at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401 New York, NY 10022

COUNSEL

Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman, Miller, Goldstein & Lesser, P.C.
226 West 26th Street,
New York, NY 10001

OTHER INFORMATION

A copy of the Company's annual report on Form 10-K, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

Manhattan Bridge Capital Inc.
Investor Relations Department
192 Lexington Avenue, Suite 504
New York, NY 10016
(212) 489-6800
or at www.manhattanbridgecapital.com

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

Manhattan Bridge Capital Inc. is traded on the NASDAQ Capital Market under the symbol LOAN.

The high and low sales prices for our common stock as reported by the NASDAQ Capital Market for the quarterly periods during 2009 and 2008 were as follows:

2008	High	Low
First Quarter	$1.28	$0.86
Second Quarter	$1.04	$0.8
Third Quarter	$1.1	$0.01
Fourth Quarter	$0.98	$0.52
2009		
First Quarter	$0.79	$0.55
Second Quarter	$1.09	$0.54
Third Quarter	$1.05	$0.8
Fourth Quarter	$1.22	$0.95
2010		
First Quarter	$1.56	$1.00

(b) Holders

As of March 9, 2010, the approximate number of record holders of our Common Stock was 16. The number of holders does not include individuals or entities who beneficially own shares but whose shares, which are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder. American Stock Transfer & Trust Company serves as transfer agent for our shares of common stock.

(c) Dividends

In 2009 and 2008, we did not declare a dividend. At this point, we have no plans to pay dividends.

(d) Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities in 2009

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
10/22/09-10/31/09 (1)	---	---	---	100,000
11/1/09-11/30/09	1,200	$1.03	1.200	98,800
12/1/09-12/31/09	101	$0.99	101	98,699
Total in 2009	**1,301**	**$1.02**	**1,301**	**98,699**

(1) On October 22, 2009, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 100,000 common shares of the Company within the next 12 months.



MANHATTAN BRIDGE CAPITAL

192 Lexingtom Avenue, Suite 504
New York, NY 10016

TEL: 212-489-6800
FAX: 212-779-2974

www.manhattanbridgecapital.com